UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the Month of February 2006

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No   X



REVIEW FOR THE QUARTER ENDED 31 DECEMBER 2005

QUARTERLY HIGHLIGHTS

- Operational improvements and a higher gold price clearly demonstrate the high gearing that Harmony has.
- Leveraged shafts show a marked improvement following their restructuring.
- Increase in cash operating profit from R119 million in the September Quarter to R389 million.
- Cash operating costs decreased to R83 154/kg versus R85 718/kg in September.

QUARTERLY FINANCIAL HIGHLIGHTS

	31 December 2005	30 September 2005
Gold produced		
– kg	20 316	19 219
– oz	653 171	617 902
Cash costs		
– R/kg	83 154	85 718
– $/oz	396	410
Cash operating profit		
– Rand	389 million	119 million
– US$	60 million	18 million
Cash earnings		
– SA cents per share	99	30
– US cents per share	15	5
Basic earnings/(loss)		
– SA cents per share	6	(82)
– US cents per share	1	(13)
Headline loss		
– SA cents per share	(75)	(86)
– US cents per share	(12)	(13)
Fully diluted earnings/(loss)		
– SA cents per share	6	(82)
– US cents per share	1	(13)

TABLE OF CONTENTS

CHIEF EXECUTIVE'S REVIEW - DECEMBER 2005

"Despite the low R/kg gold price environment that we have had to contend with during the last two years and the major restructuring exercise we went through, Harmony has stuck to its strategy to invest in our growth projects. I believe the company is now well positioned to pass the benefits from the improved gold price and the increased profitability through to our shareholders"

SAFETY REPORT

Safety achievements during this quarter:

Mine	Fatality free shifts achieved	Date
Merriespruit 3	1 950 000	30 November 2005
Masimong Mine	750 000	21 October 2005
Tshepong Mine	500 000	5 October 2005
Harmony 2	250 000	22 November 2005
Target	250 000	9 October 2005
Elandsrand	250 000	21 November 2005

The LTIFR increased by 2% from 16,99 in September 2005 to 17,27 in December 2005 and the SLFR in December 2005 climbed to 404 compared to 379 in September 2005, a regression of 6%. A factor that contributed to this was the reskilling and redeployment of some labour into new positions during the restructuring process and the fact that December is typically influenced by the Christmas break.

Fatality injury rate (per million hours worked)



Eleven employees lost their lives in ten separate incidents during the past quarter at our South African operations. Harmony Australia had no fatalities or serious incidents during the period under review. Safety remains a non-negotiable for Harmony and the company's drive towards zero fatalities remains a major area of focus.

PAST QUARTER UNDER REVIEW

Harmony's cash operating profit increased by R270,6 million from R118,8 million in September 2005 to R389,4 million in the December period. Production increased by 6% quarter on quarter to 653 171 oz and cash operating costs decreased by 3% to R83 154/kg. In US$ terms, cash costs dropped by 3% to US$396/oz. The price received increased by 11% from 91 888/kg to R102 333/kg in December, due to an increase in the US$/oz price.

The performance of the company is best highlighted in the following table:

		December 2005	September 2005	Percentage variance
Production	– kg	20 316	19 219	6
Production	– oz	653 171	617 902	6
Revenue	– R/kg	102 333	91 888	11
Revenue	– US$/oz	487	440	11
Cash cost	– R/kg	83 154	85 718	3
Cash cost	– US$/oz	396	410	3
Exchange rate	– USD/ZAR	6.53	6.50	0

Restoring our operating profit margins

	December 2005	September 2005
Cash operating profit (Rm)	389,4	118,8
Cash operating profit margin	18,7%	6,7%

South African underground working costs increased from the R1 391,4 million in the September 2005 quarter to R1 451,2 million in the December period on the back of improved volumes.

On a group basis, working costs increased by 3% or R42 million from R1 647,4 million to R1 689,4 million.

Quarter on quarter cash operating profit variance analysis

Cash operating profit – September 2005		R118,8 million
– volume change	(tonnes)	R86,5 million
– working cost change	(%)	(R42,0) million
– recovery grade change	(g/t)	R14,1 million
– Rand gold price change	(R/kg)	R212,0 million
– net variance		R270,6 million
Cash operating profit – December 2005		R389,4 million

Analysis of earnings per share (SA cents)

Earnings per share	Quarter ended December 2005	Quarter ended September 2005
Cash earnings	99	30
Basic earnings	6	(82)
Headline loss	(75)	(86)
Fully diluted earnings	6	(82)
Adjusted headline loss*	(46)	(63)

* Excludes all unrealised gains/(losses) in financial instruments as well as the tax implications.

Reconciliation between basic earnings and headline loss

	Headline earnings in cents per share Quarter ended December 2005
Basic earnings	6
Profit on sale of mining assets	(3)
Profit on disposal of Gold Fields investment	(78)
Headline loss	(75)

Our cash earnings for the year to date total 129 cents per share.

FOCUS ON OUR GROWTH PROJECTS REMAINS

Despite the harsh financial and operating conditions encountered in the past year the company has remained focused on rebuilding its growth strategy. Accordingly expenditure on all of the local and international growth projects continued as planned. During the past quarter a total of R449 million was spent on capital. Of this R192 million was spent on project capital. Good progress continues to be made at our Phakisa, Masimong, Tshepong, Elandsrand New Mine and Doornkop South Reef projects locally. With our Hidden Valley project in PNG, the construction road has now reached the halfway mark. Good progress has also been made with the updating of the feasibility study.

Capital expenditure (Rm)

	Actual December 2005	Forecast March 2006
OPERATIONAL CAPEX		
South African Operations	219	189
Australasian Operations	38	34
Total Operational Capex	**257**	**223**
PROJECT CAPEX		
Doornkop South Reef	38	41
Elandsrand New Mine	31	33
Tshepong North Decline	14	22
Phakisa Shaft	30	26
Target Shaft	12	12
PNG	67*	24
Total Project Capex	**192**	**158**
TOTAL CAPEX	**449**	**381**

* Increase due to the purchase of the suite of equipment required for the Hidden Valley road construction as well as for the site bulk earthworks.

Our focus to grow the company with respect to ounces and quality continues and has led to a unique pipeline of projects in South Africa. The construction of our Hidden Valley Mine in PNG is well on track and we believe that it will demonstrate to our shareholders our ability to also build mines internationally.

Cash position - investing in our future

During the past quarter our cash balance has improved from R971 million to R2,914 million. The break down shows an operating contribution of R389,4 million being offset by R910,3 million spent on capex, corporate overheads and exploration, financing charges and working capital movements.

The proceeds on the disposal of our remaining investments in Gold Fields and Sangold have contributed a further R2,461 million to our cash balance.

Harmony Group cash reconciliation for December 2005

Cash and equivalents on 30 September 2005 (R'million)	**970.8**
Operational	**(520.9)**
Operating profit	389.4
Capex – net	(287.7)
Development cost capitalised	(161.0)
Corporate/Exploration expenditure	(104.1)
Employment termination and restructuring cost	(14.9)
Care and maintenance of non-operating shafts	(27.5)
Interest paid	(97.4)
Movement in working capital (excluding accrued liabilities)*	(257.9)
Movement in accrued liabilities	10.5
Other items	29.7
Other	**2 464.4**
Net sundry revenue	52.2
Foreign exchange losses	(20.5)
Shares issued – net of expenses	44.5
Avgold hedge payments – final instalment	(72.8)
Proceeds on sale of Gold Fields shares	2 441.7
Proceeds on sale of Sangold shares	19.3
Cash and equivalents on 31 December 2005	**2 914.3**

* The movement in working capital was negatively affected by a R122 million increase in the gold receivables at the end of the quarter, as well as the early payment of employees before the Christmas break amounting to R136 million.

Capital project progress

The detail of the South African brownfields growth projects are discussed under the various shaft sections. As the projects in PNG are greenfields in nature and do not deliver production ounces as yet, they are discussed under this section.

Hidden Valley project

The feasibility update has been progressing well and it is expected that we will be able to submit the final documented study update to the board by April 2006. This will include sign-off on all technical aspects of the study, as well as a cash flow model that will reflect the updated economics of the project.

Construction of the access road is progressing well with all road building equipment delivered to site. Pioneering has reached the 18.5km mark of the 40km road, with some difficult terrain ahead which will slow down the good progress made to date. It is expected that the pioneering crew will reach the proposed mine camp site by the end of May with road completion planned towards June 2006.

The Hidden Valley Environmental Management plan ("EMP") was completed and submitted to the Department of Environment and Conservation on 22 November 2005. This EMP has to be approved by the department before any site works can start. The department has three months to respond and question aspects of the plan after submission, which fits in with the proposed project construction timeline.

Cut-off and pit optimisation have resulted in significant project improvements, albeit at marginally lower recovery grades.
– Total recoverable ounces increased from 1.9M oz to 2.6M oz (which led to an increase in Life of Mine from 6.5 years to 9.5 years)
– Average head grade decreased to 2.2 g/t
– Strip ratio improved from 13:1 to 9:1
– Average annual bulk cubic metres (bcm) mined will be reduced from 19M bcm to 12M bcm

With the new design mill throughput has been planned to increase from 3.5 Mtpa to 4.2 Mtpa:
– Average gold produced per annum is planned at approximately 285 000 oz
– Total average silver produced per annum is planned at 3,9M oz which equates to 67 000 gold equivalent ounces
– The average cost per ounce will run at approximately US$220/oz, net of silver credits

Re-engineered surface designs have led to:
– The tailings storage facility capacity being improved from 32 Mt to 43 Mt
– The waste dump's design now complying with acid rock drainage and other environmental commitments
– The establishment of a low grade stockpile with a capacity of 7 Mt (0.8g/t – 1.3 g/t)
– Cost and schedule improvements in the Pihema creek diversion
– Site bulk earthworks being done in-house, costed and scheduled more accurately

WAFI-GOLPU

Highlights for the quarter

– Drilling progressed well at Golpu. Geotechnical data was collected and visible copper mineralisation is present outside of the existing model at depth

– Notice of preparatory work and letter of intent have been submitted to the Department of Environment and Conservation

– Environmental studies have commenced, with stream gauging stations installed and water quality monitoring in progress

– Metallurgical test work indicates that 40% oxidation of sulphides gives 90% cyanidation gold recovery in Wafi Link Zone

– Wafi project has been well defined in a study concept report, which is to be used as the key reference for all parties involved with the study in the future

Work to be completed in the next quarter and beyond

Work to be completed will include:

– Continuation of drilling at Golpu using two drill rigs. Geotechnical data collection and the award of Golpu mining study work will also be required

– Appointment of engineering consultant, and commencement of metallurgical test work and processing plant design

– Continuation of environmental baseline monitoring

– Completion of a new model for Wafi non-refractory gold and for the Wafi Link Zone is to be undertaken in-house

– Commencement of scoping studies for mining and processing of the Link Zone and non-refractory gold ore

Wafi-Golpu pre-feasibility study

The December quarter has seen significant progress being made in building up the data base that is necessary for completion of the feasibility study. Continuation of the data gathering process and test work will be the main focus of the study programme for the next two quarters. Most technical mining studies have been planned to be completed during the second half of 2006.

Diamond drilling at Golpu progressed well, with two 800m holes completed, and a planned 450m hole drilled to 220m at the end of the quarter. Drill core collected to date has provided valuable geotechnical data and drill holes have also been used to collect hydrological data. Visual inspection of the core indicates that the copper porphyry extends beyond current model boundaries at depth. However assays from the first hole drilled are not expected until late in the March quarter.

Metallurgical test work of Wafi Link Zone ore continued throughout the month. The current testing programme is concentrating on establishing the suitability of bio-leaching and the programme is delivering encouraging results. Golpu Copper/Gold metallurgical test work is due to commence late in the March quarter, once sufficient drill core is available to blend suitable composite samples which represent the different ore zones present in the deposit. Road works on the Timini to Wafi Road were well advanced at the end of the quarter.

QUARTERLY OPERATIONAL REVIEW

Operational highlights were as follows:

– Bambanani went back to the areas affected by the fires of February 2005 and achieved an excellent turn around with the recovery grade improving by 28% and tonnage up by 18%

– With CONOPS being phased in on Tshepong and Masimong, volumes increased by 11% and 12%, respectively

– Evander 2 and 5 Shaft returned to profitability

A quarter on quarter operating profit analysis of the various operations:

Operations	December 2005 (R million)	September 2005 (R million)	Variance (R million)
Quality ounces	263,7	127,7	136,0
Growth projects	(2,5)	1,8	(4,3)
Leveraged ounces	76,0	(45,8)	121,8
Surface operations	10,9	5,5	5,4
Total South Africa	348,1	89,2	258,9
Australasian operations	41,3	29,6	11,7
Total	**389,4**	**118,8**	**270,6**

A detailed analysis of the operations is as follows:

Quality ounces – turnaround starting to show

Includes the following shafts: Target, Tshepong, Masimong, Evander and Randfontein's Cooke Shafts

		December 2005	September 2005
U/g tonnes milled	('000)	1 574	1 464
U/g recovery grade	(g/t)	6,10	5,96
U/g kilograms produced	(kg)	9 604	8 719
U/g working costs	(R/kg)	74 725	76 896
U/g working costs	(R/tonne)	456	458

Underground tons increased by 8% to 1 574 million tons during the quarter whilst recovery grades improved by 2% to 6.1 g/t. The combined effect of this was a 10% increase in gold production. Working cost in R/kg terms was reduced by 3% bringing the cost of production to R74 725/kg. Cost control in general was not satisfactory. The stronger gold price contributed to operating profit increasing by 106% to R263.7 million.

Target Mine

During the quarter the mine improved its flexibility by opening up more attacking points in the orebody. Machine availability however continued to fall and it was decided that the maintenance contract would be taken over by Harmony.

Volume levels therefore remained fairly constant with 166 000 tons compared to 168 000 tons the previous quarter.

With the improved flexibility and maintenance contract now being done in-house, it is expected that the coming quarter should see improved volumes at lower unit costs for Target which would lead to better profit levels.

Tshepong Mine

The shaft reached the safety milestone of 500 000 fatality free shifts on 5 October 2005.

After the CONOPS agreements were signed off by the company and the respective unions and associations, Tshepong succeeded in redeploying all its CONOPS labour by mid-November. The efficient re-introduction of CONOPS by the team contributed to an improvement of 11% in volumes. The recovery grade also improved by 7% to 6.85 g/t compared to the 6.42 g/t of the previous quarter, which led to gold production improving by 19% from 2 380 kg to 2 825 kg.

Total operating costs decreased from R69 225/kg to R65 272/kg.

TSHEPONG DECLINE PROJECT REVIEW
Access development

Summary

The project team managed to develop 608m in this quarter. This brings the total development now to 4 726m out of a total of 6 281m, which is 75% of total development required.

Chair lift decline

72% of the 900m has been completed. Delays occurred during the quarter as a result of the blasting of the 71 travelling way and the sliping of the chair lift landing at 71 level where poor ground conditions were encountered. Progress in this area has been stopped as a result of the ground conditions and work could only continue when the secondary support had been completed. This was done by the second week of January 2006 and normal development has commenced again.

Material decline

A total of 809m of the 1 050m has been completed. New support solutions and blasting techniques that have been implemented resulted in better ground conditions and improved face advances.

69 level access development

On 69 level 1 207m of the 1 830m have been completed. The rehabilitation of the area where a fall of ground of 22.5m took place delayed development of the South haulage. A decision was therefore taken to blast a loop around the affected area, as further delays were also expected with the installation of arches and foam

support which was required to make this area safe. Ground conditions dictated that the Haulage South be moved 30m to the west, thus increasing access development by 120m or two months. This change in design will, however, reduce risk significantly in the future.

69 Level reef and inclined waste development

95 Raise Line – 194m of the estimated 440m has been completed (44%).

96 Raise Line – 63m of the estimated 440m has been completed (14%).

71 Level access development

Development has also started on 71 Level during the quarter with 30m having been completed so far.

Project engineering

Overall project engineering was 59% completed during the quarter.

Although the project will be completed by February 2008, production should already commence during December 2007.

TSHEPONG DECLINE


TSHEPONG SUB 66 DECLINE
PROJECT
DEVELOPMENT SCHEDULE
COMPLETED
PLANNED
NOT IN PROJECT SCOPE
SEPT TO DEC DEVELOPMENT
CHAIRLIFT
DECLINE 12 DEG
MATERIAL
DECLINE 12 DEG
DECLINE COMPLETE
SEPT 06
69 LEVEL
71 LEVEL
LEDGE
AUG 06
X/C 90
X/C 92
X/C 93
X/C 95
X/C 96
X/C 98
PROJECT COMPLETED
FEBRUARY 2008

Total project 54% complete

Access development 75% complete

Capital cost update

	R million
Approved capital	280.2
Final estimated cost	280.3
Sunk capital	164.9
Remaining capital	115.4

Annual capital expenditure profile

Table (R million)	2002/3	2003/4	2004/5	2005/6	2006/7	2007/8	Total
Plan 2003	37.4	78.5	62.6	66.7	35.6		**280.8**
Plan 2005 Rev	32.8	66.6	40.6	80.6	41.0	18.7	**280.3**
Actual	32.8	66.6	40.6	24.9			**164.9**

	2003	2004	2005	2006	2007	2008	Total
Actual sunk	32.8	66.6	40.6	24.9			164.9
Forecast				55.7	41.0	18.7	115.4
Total	32.8	66.6	40.6	80.6	41.0	18.7	280.3

Financial evaluation update

Gold price (kg)	R92 000
NPV at 7.5%	R738.3 million
IRR	32.4%

Tshepong decline



	-25%	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%	25%
Revenue	233	334	435	536	637	738	839	940	1041	1143	1244
Opex	996	945	893	841	790	738	687	635	584	532	480
Capex	801	789	776	763	751	738	726	713	701	688	675

Sub 66 Decline Project



Masimong Mine

The mine achieved 1 000 000 fatality free shifts during January 2006.

With the phasing in of CONOPS, volumes increased by 12% to 232 000 tons. Grade however dropped by 6% to 4.7 g/t, which impacted negatively on the R/kg cost that went up to R96 573/kg. The Quality Mining Audit Team has been deployed on the mine to assist with getting the recovered grade back to planned levels which is around 5.5 g/t. The re-introduction of CONOPS will continue during the quarter and it is envisaged that it should be completed by March 2006. Masimong made a profit of R5.9 million for the quarter.

Masimong expansion project

For the quarter, capital expenditure amounted to R5.5 million and a total of 1 284m capital development was achieved. This was an improvement in excess of 200m on the previous quarter's achievement. The seasonal change to summer has put environmental conditions under the spotlight and a consultant has been brought in to look at current designs and optimise the available ventilation. A major water fissure was intersected on 1810 level and sealing operations have already started. It is anticipated that this process should take approximately four weeks to complete.

Capital cost update

	R million
Final estimated cost	193.4
Sunk capital	123.4
Remaining capital	70.0

Annual capital expenditure profile

Table (R million)	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Actual sunk	26.4	38.7	24.5	21.1	12.7									123.4
Forecast					21.0	49.0								70.0
Total	26.4	38.7	24.5	21.1	33.7	49.0								193.4



Financial evaluation update

Gold price (kg)	R92 000
NPV at 7.5%	R302 million
IRR	154%



Evander Region

It was encouraging to see that Evander 2 and 5 shaft turned from the previous loss-making position (R12 million) to a profit of R12 million during this quarter. This was done on the back of improved volumes (+11%), grade (+25%) and real costs reduced by 2%. Volumes on 7 and 8 shafts improved by 8% and 7%, respectively. Total tons in the region for the quarter therefore went up from 374 000 tons to 402 000 tons, an improvement of 7.4%.

Recovery grades also improved by 1% which resulted in the gold production going up by 9% to 2 524kg. As stated in the previous reports it must be noted that 7 shaft has been mining in a very high grade pay shoot area and that it was not sustainable. Mining in this pay shoot has now been completed and subsequent grades will therefore be lower until such time that development has reached the next payshoot area.

Unit costs in R/kg terms came down by 3% to R72 021 and profit went up by 89% to R73.8 million.

Randfontein (Cooke Section)

Volumes were up by 5% from 345 000 tons to 362 000 tons. Recovery grades went up by 8% from 5.4g/t to 5.8 g/t which increased gold production by 13%, to 2 113kg. Cost in real terms came down from R160.6 million to R154.7 million, a reduction of 4%. Unit costs came down by 15% from R85 767 to R73 207, which increased profit by R48.4 million from R11.3 million in the previous quarter to R59.7 million in the December quarter, demonstrating the high gearing that these operations have.

Leveraged operations – significant operational turnaround at most shafts

Shafts included under this section are: Bambanani, Joel, West Shaft, St Helena 8, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel, Brand 3 and Orkney 2 and 4 Shafts.

		December 2005	September 2005
U/g tonnes milled	('000)	1 252	1 218
U/g recovery grade	(g/t)	4,88	4,42
U/g kilograms produced	(kg)	6 113	5 380
U/g working costs	(R/kg)	90 074	100 158
U/g working costs	(R/tonne)	440	442

With the restructuring completed, major focus was placed on improving quality on these shafts. Volumes improved by some 3%, but recovery grades had an improvement of more than 10%. This led to gold production being up by 14% to 6 113 kg. Although real cost went up by 4%, unit cost in R/kg terms came down by 10% to R90 074, giving our leveraged operations a profit margin of 14% taking the average gold price received of R102 333. As a result of the improved volumes, grades and revenue received, a profit of R76.0 million was realised compared to a loss of R45.8 million in the previous quarter.

The star performer in this area has been Bambanani which returned a profit of R28.3 million after making a loss of R31.6 million in the previous quarter. Two other shafts that have performed significantly better for the quarter were Unisel, from break-even in the September quarter to a profit of R23.4 million and Harmony 2, from a loss of R5.0 million in the previous quarter to a profit of R17.2 million.

SA surface operations (includes Kalgold)

		December 2005	September 2005
Surface tonnes milled	('000)	938	838
Surface recovery grade	(g/t)	0,99	1,47
Kilograms produced	(kg)	926	1 228
Working costs	(R/kg)	89 849	87 029
Working costs	(R/tonne)	89	128

Kalgold

As reported during the previous quarter, an unstable ground condition had been developing on the eastern wall of the D Zone pit, which had to be addressed during the December quarter. Work therefore was stopped in the D Zone and mining only continued in the lower grade A Zone. Although production levels continued to improve during the quarter by another 4% to 468 000 tons, recovery grades were down by 27%. It must be noted that this is a temporary drop in grade and that work will be completed during the March 2006 quarter after which mining operations will return to the D Zone again. Despite the significant drop in grade, unit costs in Rand per kilogram terms were only up by 19% due to good cost control and improved volumes. Rand per ton cost came in at R129/t which was 14% lower than the September quarter. Kalgold profit for the quarter decreased to R8.5 million (September 2005 – R15 million).

Growth projects – Elandsrand, Doornkop and Phakisa

		December 2005	September 2005
U/g tonnes milled	('000)	312	315
U/g recovery grade	(g/t)	5,63	6,33
U/g kilograms produced	(kg)	1 756	1 995
U/g working costs	(R/kg)	104 188	91 253
U/g working costs	(R/tonne)	586	578

Good progress continues to be made on the delivery of our growth projects. Volumes from the operating mines however decreased by 12.1% to 1 756 kg (September 2005 – 1 995 kg) and operating costs increased by 14% to R104 188/kg. The main impact here was made by Elandsrand mine.

ELANDSRAND NEW MINE PROJECT
Infrastructure

During the quarter the sinking and equipping of the No. 2 Service shaft progressed to within 13m of 102 level. The civil construction of 115 level pump station was completed during the quarter, which allowed the mechanical and electrical installation to begin. The raise boring of the 92 level turbine dam centre hole was completed during the quarter and this now allows the sliping of the dam to start. The additional ore pass (between 100 level and the existing ore pass system) has progressed well during the quarter. It is envisaged that the linking between the rock pass systems of the old mine and the new mine will take place during the next quarter. The rock loading system at 115 level has also been completely commissioned and has been operational for the December quarter. The complete loading system on 115 level and shaft bottom spillage arrangement has been completed and will be handed over to the mine during January 2006.

Access development

The progress on 109 level access development has been excellent during the quarter. An average advance of 90m per month has been achieved, on both the haulage and the return airway. The progress on 113 level has been hindered by the amount of methane that has been intersected on a number of occasions from diamond drilling holes. After discontinuing development on 113 level on 23 June 2005 due to a methane intersection, the end was started again on 9 December 2005 after it had been declared safe to continue with operations.

Capital cost update

	R million
Final estimated cost	798.1
Sunk capital	509.8
Remaining capital	288.3

Annual capital expenditure profile

Table (R million)	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	Total
Actual sunk	36	107	106	105	96	59					509
Forecast						70	131	63	21	4	289
Total	36	107	106	105	96	129	131	63	21	4	798

Financial evaluation update

Gold price (kg)	R92 000
NPV at 10%	R1 513 million
IRR	33,4%

Doornkop South Reef capital project

Station development continued on 202, 207 and 212 levels, with preparations underway to start-up station work on 205 level as well. Access development continued on 192 level and 197 level. Good progress was made on three separate reef raises on 192 level and the travelling way position to the first raise has also been reached on 197 level.

Shaft-sinking operations went well during the quarter and 80m have been sunk, lined and equipped since September, from below 132 level. The rate of sinking has been increasing steadily by a consistent 13,5m per week being achieved in November.

Sliping of the shaft to final diameter from 197 level is presently underway. This operation has progressed 100m from 197 level past 205 level where the station was cut and is now at the 207 level position where station-cutting operations are almost completed. Shaft-sinking resumed from below 207 level to 212 level early in January 2006. It is planned that the portion of shaft between 197m to 40m below 212 level will be sliped to final diameter by the time the sinking operation above reached 192 level. This should take place during May 2006.

The updated schedule provides for the main shaft to be partially commissioned (excluding the additional rock winder) by the end of 2006. Production will ramp-up over the next three years to 135 000 t/m of ore.

During the past quarter a commissioning team has been put together to start preparing for commissioning the new mine. Implementation plans have been drawn up for successful commissioning.

Capital cost update (end December 2005)

	R million
Final estimated cost	959
Sunk capital	297
Remaining capital	662

Annual capital expenditure profile

Table (R m)	2003	2004	2005	2006	2007	2008	2009	2010	2011	Total
Actual sunk	13	98	114	72						297
Forecast				87	183	167	124	54	47	662
Total	**13**	**98**	**114**	**159**	**183**	**167**	**124**	**54**	**47**	**959**



Financial evaluation update

Gold price (kg)	R92 000
NPV at 7.5% – June 2005	R412 million
IRR	45%



Phakisa capital project

Shaft equipping

Milestone dates achieved during the December quarter

- Equip shaft buntons and guides surface to 54 level — 4 October 2005
- Koepe winder headgear installation 54 level to 55 level — 17 November 2005
- Koepe winder commissioning and licensing — 6 December 2005
- 55 level station equipping — 16 December 2005
- Shaft equipping from surface to 55 level to 59 level — 23 December 2005

Project engineering

Development on 55 belt level

- Preparation of Rail-veyor haulage on 55 level — 20%
- Rail-veyor connecting haulage development — 82%
- Bulk Air Cooler chamber development — 55%

Capital cost update

Approved capital	R613 million
Nyala change from production shaft to care and maintenance	R31 million
Final estimated cost	R644 million

Annual capital expenditure profile

Table (R million)	2003/4	2004/5	2005/6	2006/7	2007/8	2008/9	Total
Actual sunk	117	116	75				308
Forecast			115	106	98	17	336
Total	**117**	**116**	**190**	**106**	**98**	**17**	**644**

Financial evaluation update

Gold price (kg)	R92 000
NPV at 7.5% – January 2005	R1 327.2 million
IRR	26%



Project status December 2005

Sinking line and equipping of Phakisa Shaft



HEADGEAR CHANGE-OVER TO PERMANENT CONDITION COMPLETE
Surface
EQUIPPING OF BUNTONS & GUIDES BETWEEN SURFACE AND 54 LEVEL COMPLETE - PROJECT 8 DAYS AHEAD OF SCHEDULE
Koepe Mechanicals - Complete
Koepe Electrical - Complete
EQUIPPING OF KOEPE HEADGEAR ON 54 LEVEL - COMPLETE
Koepe Winder
54 Level
CONVEYOR FROM SHAFT TO SILO - IN PROGRESS 45% COMPLETE
55 level Silo - Complete
55 Level
Nyala Mine
EQUIPPING OF 59 LEVEL STATION IN PROGRESS - 2% COMPLETE
59 Level
Cold Water Dam - Preparatory work, Concrete Floor, Shotcrete Sidewalls, Slot for dam wall Complete
4.5 dia Vent Pass @ 68° - Complete Secondary support & Tunnal guard complete
63 Level
66 Level
ORE RESERVE 21° DIP
69 Level
71 Level
318 x 3.1 Dia Vent shaft Complete
73 Level
75 Level
75 L. in-circle Complete 12 meters of Decline Terminus complete
77 Level
77 L. in-circle Complete Settler access Complete Crusher & Belt level Complete
Waste Pass Complete
Ore Pass Complete
Equipping Shaft bottom steel - Complete
Sink to 2426.783 BC - Complete

AUSTRALIAN OPERATIONS

		December 2005	September 2005
Tonnes milled	('000)	781	765
Recovery grade	(g/t)	2,45	2,48
Kilograms produced	(kg)	1 917	1 897
Working costs	(R/kg)	80 820	78 643
Working costs	(R/tonne)	198	195

Highlights

- Hedge position reduced by another 10 000 ounces during the quarter
- Production ounces increased by 11% at Mt Magnet
- Further good exploration drill results for open pit resource at South Kal Mines
- Achieved two years' Lost Time Injury ("LTI") free at Mt Marion underground at South Kal Mines
- Production commenced at St George underground at the Mt Magnet operations



The Australian operations generated an operating profit of A$8.5 million in the December quarter compared to A$6.0 million in the previous quarter. Given that the production profile remained the same, this improvement was a direct result of the 10% improvement in the gold price received per ounce in Australia during the quarter. Delays in ramping up production at the St George underground at our Mt Magnet operations, and lower production at Mt Marion underground at our South Kal Mines contributed to the operation not achieving targeted production for the quarter. Capital expenditure decreased significantly from A$12.7 million in the previous quarter to A$7.7 million in the current quarter, mainly as a result of a reduction in expenditure on the St George underground mine, which has now been commissioned, as well as the completion of the tailings dam lift at the Mt Magnet operations.

During the quarter 10 000 ounces of calls were closed out. These out of the money hedge positions were inherited with the acquisition of Hill 50 and have an average strike price of A$515. The negative mark to market valuation of the outstanding hedge commitments at quarter end amounted to A$104 million, based on an A$ spot price of A$703/oz.

Mount Magnet

Mt Magnet operations produced 38 394 ounces of gold in the December quarter from the milling of 443 290 tonnes of ore, compared to the production of 34 463 ounces of gold and the milling of 422 843 tonnes of ore in the September quarter. This resulted in a cash operating profit of A$5.4 million for the site in the current quarter compared to A$4.5 million in the previous quarter.

Underground production increased from 18 940 ounces in the previous quarter to 21 647 ounces in the current quarter, mainly as a result of additional ounces being produced by St George. 104 108 underground tonnes were milled at 6.47 g/t in the quarter compared to 77 619 underground tonnes milled at 7.59 g/t in the previous quarter. Full production at the St George underground was delayed until the middle of December due to additional orebody definition work resulting in increased resource ounces for the first stoping level, requirements for additional ground support in the crown pillar and delays in ventilation establishment. All of these resulted in less ounces produced than forecast for the period. This problem has however been resolved and it is expected that this will result in increased development and production rates from St George in the March quarter. The drill programme of the Water Tank Hill lodes, which are accessible from the St George underground is continuing, with 5 holes from a 12-hole phased programme completed with a number of mineralised zones intersected at target positions. These results will be modelled and subjected to a feasibility study in the March quarter. Depth extensions to the Northern lodes at St George which potentially could add additional levels to the mine will also be subjected to a drill programme in the March quarter.

Open pit mining is continuing in the Cue region, with expected completion of operations in May, after which open pit mining will resume around Mt Magnet. Production increased slightly in the current quarter to 16 747 ounces compared to 15 523 ounces in the previous quarter, however slips in the Rheingold pits continued to impact on ounces produced during the quarter.

71 000 ounces has been added to the Indicated Mineral Resource category since the start of the regional exploration drilling programme around the Mt Magnet and Cue regions in June 2005. 18 600 of these ounces have been converted to open pit reserves and will be mined in the near future. This drill programme is continuing, with a number of new targets which will be followed up in the March quarter. As part of the process of adding production ounces to these operations various discussions were held with parties controlling prospective tenements and projects within the Mt Magnet region. These discussions will be pursued in the current quarter.

The conversion of the diesel power station to gas is set to be completed by early February, with a number of gas generators already in operation. This conversion will reduce milling unit costs by 13% going forward.

South Kal Mines ("SKM")

Mt Marion underground mine at our South Kal operations achieved two years' LTI free production shifts during the December quarter, which is an exceptional performance for an underground operation. The operation produced 23 239 ounces of gold in the quarter compared to 26 540 ounces in the September quarter from the milling of 337 566 tonnes of ore.

Ground stability problems due to increased stress levels within the lower stope access drives at Mt Marion severely affected underground ore production in the quarter. Tonnage from underground was 103 430 tonnes at 4.21 g/t compared to the previous quarter's production of 130 145 tonnes at 3.99 g/t. It is expected that these underground conditions will require increased ground support and drive rehabilitation activities going forward, which will affect production. As planned decline development stopped during the quarter as the economic depth limit has been reached, which will effectively put the mine in harvest mode and reduce capital expenditure going forward.

Negotiations with the underground contract mining company which was initiated last quarter were concluded during the quarter, with a new contract on the verge of being signed. The terms of the new contract will result in an increase in underground mining costs going forward.

Jubilee plant has seen general improvements in reagent consumption as a result of the upgraded gravity extraction unit which was installed in the previous quarter. Throughput rates however were reduced towards the end of the quarter as a result of problems with the crushing circuit which resulted in unscheduled down time. These problems have now been addressed.

Low grade stockpiled ore from various completed open pit mine areas is continuing to be trucked to the Jubilee mill to provide blending options with the underground Mt Marion ore.

A process has been initiated which will investigate the feasibility of doing an additional cutback on the HamptonBoulderJubilee ("HBJ") pit. The pit which has been mined previously contains significant gold resources which may be economical to mine in the current gold price environment. A recommendation on whether to proceed with mining the pit or not will be made to the board in the June quarter.

Exploration work during the quarter at SKM focused on the Shirl prospect on Location 59. Reverse circulation and diamond drilling was utilised to test the bedrock below shallow RAB/aircore intercepts, as reported in the previous quarter and yielded some outstanding results:

05BSRC058	20m @ 4.8 g/t Au from 39m	
	16m @ 9.9 g/t Au from 76m	
05BSRC060	9m @ 5.5 g/t Au from 78m	
	3m @ 25.0 g/t Au from 110m	
05BSRC064	5m @ 9.7 g/t Au from 73m	
	3m @ 9.1 g/t Au from 90m	
05BSRC068	19m @ 6.4 g/t Au from 105m	
05BSRC069	14m @ 4.3 g/t Au from 73m	
05BSDD003	13m @ 6.5 g/t Au from 112m	
05BSDD004	11m @ 15.7g/t Au from 146m	

The Main zone of mineralisation defined to date strikes northeast, dips to the northwest and is hosted in differentiated gabbro. Continuity of mineralisation has been established over 250m of strike and to a vertical depth of 140m below surface. Currently the Main zone is open along strike and at depth.

Drill intercepts have also highlighted potential for additional lodes sub-parallel with the Main zone and on the western gabbro/ultramafic contact. However, infill drilling is required to increase confidence in the continuity of these lodes.

A full scale resource/reserve definition drilling to scope out the size and extent of the deposit will proceed in the March quarter, as statutory clearing permits have now been received.

The site showed a cash operating profit for the quarter of A$3.1 million compared to A$1.5 million in the September quarter.

OTHER PROJECTS

Northern Territory Burnside Joint Venture (50%)

As reported in the previous quarter Northern gold NL has contracted to purchase Harmony's 50% interest in the Burnside Joint Venture for a series of staggered cash and share payments. The first instalment comprising A$4 million cash, A$1 million bond replacement and A$5 million in the shares of Northern Gold's Toronto-listed parent company, GBS Gold International Inc, is due at the beginning of April 2006. The second instalment is due in early October 2006 (A$5.0 million cash and A$4.4 million in GBS shares) and the final instalment (A$5.35 million cash) is due in October 2007.

The pre-conditions to the Sale and Purchase Agreement have now all been satisfied, other than for Northern Gold/GBS raising the necessary cash. GBS is planning to complete this raising in the North American capital markets in early February 2006, with various technical and regulatory documents having already been filed with the Canadian Regulatory Commissions. The Burnside JV continues to operate within budget, with recent activities focused on care and maintenance activities for the Northern Territory wet season. Planning activities will shortly turn to the handover of administration, accounting and tenement reporting activities to Northern Gold/GBS.

As soon as all the conditions precedent is met we will account for the sale.

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)

		Underground production – South Africa			
		Quality Ounces	Growth Projects	Leve-raged Ounces	Sub-total
Ore milled – t'000	**Dec-05**	**1 574**	**312**	**1 252**	**3 138**
	Sep-05	1 464	315	1 218	2 997
Gold produced – kg	**Dec-05**	**9 604**	**1 756**	**6 113**	**17 473**
	Sep-05	8 719	1 995	5 380	16 094
Yield – g/tonne	**Dec-05**	**6.10**	**5.63**	**4.88**	**5.57**
	Sep-05	5.96	6.33	4.42	5.37
Cash operating costs – R/kg	**Dec-05**	**74 725**	**104 188**	**90 074**	**83 057**
	Sep-05	76 896	91 253	100 158	86 452
Cash operating costs – R/tonne	**Dec-05**	**456**	**586**	**440**	**462**
	Sep-05	458	578	442	464
Working revenue (R'000)	**Dec-05**	**981 335**	**180 504**	**626 599**	**1 788 438**
	Sep-05	798 188	183 850	492 960	1 474 998
Cash operating costs (R'000)	**Dec-05**	**717 658**	**182 954**	**550 621**	**1 451 233**
	Sep-05	670 457	182 050	538 852	1 391 359
Cash operating profit (R'000)	**Dec-05**	**263 677**	**(2 450)**	**75 978**	**337 205**
	Sep-05	127 731	1 800	(45 892)	83 639
Capital expenditure (R'000)	**Dec-05**	**148 711**	**135 214**	**59 391**	**343 316**
	Sep-05	108 833	140 184	45 597	294 614

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS (Rand/metric) (unaudited)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled – t'000	Dec-05	938	4 076	781	4 857
	Sep-05	838	3 835	765	4 600
Gold produced – kg	Dec-05	926	18 399	1 917	20 316
	Sep-05	1 228	17 322	1 897	19 219
Yield – g/tonne	Dec-05	0.99	4.51	2.45	4.18
	Sep-05	1.47	4.52	2.48	4.18
Cash operating costs – R/kg	Dec-05	89 849	83 398	80 820	83 154
	Sep-05	87 029	86 493	78 643	85 718
Cash operating costs – R/tonne	Dec-05	89	376	198	348
	Sep-05	128	391	195	358
Working revenue (R'000)	Dec-05	94 098	1 882 536	196 270	2 078 806
	Sep-05	112 361	1 587 359	178 821	1 766 180
Cash operating costs (R'000)	Dec-05	83 200	1 534 433	154 931	1 689 364
	Sep-05	106 872	1 498 231	149 186	1 647 417
Cash operating profit (R'000)	Dec-05	10 898	348 103	41 339	389 442
	Sep-05	5 489	89 128	29 635	118 763
Capital expenditure (R'000)	Dec-05	304	343 620	105 103	448 723
	Sep-05	0	294 614	71 389	366 003

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

			Quarter ended 31 December 2005	Quarter ended 30 September 2005	Quarter ended 31 December 2004 (restated)
Ore milled	t'000		**4 857**	4 600	5 916
Gold produced	kg		**20 316**	19 219	24 604
Gold price received	R/kg		**102 333**	91 888	84 031
Cash operating costs	R/kg		**83 154**	85 718	77 415
			R million	R million	R million
Revenue			**2 079**	1 766	2 068
Cash operating costs		(1)	**1 690**	1 647	1 749
Cash operating profit			**389**	119	319
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(249)**	(244)	(267)
Corporate, administration and other expenditure			**(72)**	(56)	(41)
Provision for rehabilitation costs			**(2)**	(3)	(14)
Operating profit/(loss)			**66**	(184)	(3)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(10)**	(11)	(6)
Employment termination and restructuring costs			**(15)**	101	(74)
Care and maintenance cost			**(27)**	(88)	(35)
Share-based compensation			**(30)**	(33)	(19)
Exploration expenditure			**(32)**	(18)	(20)
Profit on sale of investment in Gold Fields			**306**	–	–
Mark-to-market of listed investments			**22**	21	–
Interest paid			**(98)**	(96)	(104)
Interest received			**48**	52	27
Other income/(expenses) – net			**6**	(21)	(16)
Loss on financial instruments			**(183)**	(115)	(29)
(Loss)/Gain on foreign exchange			**(21)**	20	14
Loss on sale of listed investments and subsidiaries			**(1)**	–	–
Profit/(Loss) before tax			**31**	(372)	(265)
Current tax – (expense)/benefit			**(4)**	–	56
Deferred tax – (expense)/benefit		(1)	**(5)**	48	(7)
Net profit/(loss)			**22**	(324)	(216)
(1) The change in accounting policy on capitalisation of mine development costs had the following effect:					
– Cash operating costs – decrease			**161**	136	156
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			**(75)**	(71)	(57)
– Deferred tax – expense			**(18)**	(13)	(19)
– Net effect of change in accounting policy			**68**	52	80

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (Rand/metric) (unaudited)

	Quarter ended 31 December 2005	Quarter ended 30 September 2005	Quarter ended 31 December 2004 (restated)
Loss per share – cents*			
– Basic earnings/(loss)	**6**	(82)	(63)
– Headline loss	**(75)**	(86)	(70)
– Fully diluted earnings/(loss)** ***	**6**	(82)	(63)
Dividends per share – (cents)			
– Interim	**–**	–	–
– Proposed final	**–**	–	–

* *Calculated on weighted average number of shares in issue at quarter end December 2005: 392.7 million (September 2005: 392.3 million) (December 2004: 345.0 million).*

** *Calculated on weighted average number of diluted shares in issue at quarter end December 2005: 398.5 million (September 2005: 392.3 million) (December 2004: 344.7 million).*

*** *The effect of the share options is anti-dilutive.*

Reconciliation of headline loss:			
Net profit/(loss)	**22**	(324)	(216)
Adjustments:			
– Profit on sale of assets	**(12)**	(15)	(25)
– Loss on disposal of Sangold investment	**1**	–	–
– Profit on disposal of investment in Gold Fields	**(306)**	–	–
Headline loss	**(295)**	(339)	(241)

TOTAL OPERATIONS - YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

			Year to date 31 December 2005	Year to date 31 December 2004 (restated)
Ore milled	t'000		9 457	12 480
Gold produced	kg		39 535	50 426
Gold price received	R/kg		97 256	83 528
Cash operating costs	R/kg		84 406	77 658
			R million	R million
Revenue			**3 845**	4 212
Cash operating costs		(1)	**3 337**	3 601
Cash operating profit			**508**	611
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(493)**	(553)
Corporate, administration and other expenditure			**(128)**	(79)
Provision for rehabilitation costs			**(5)**	(28)
Operating loss			**(118)**	(49)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(21)**	(15)
Employment termination and restructuring costs			**86**	(180)
Care and maintenance cost			**(115)**	(83)
Share-based compensation			**(63)**	(30)
Exploration expenditure			**(50)**	(44)
Profit on sale of investment in Gold Fields			**306**	–
Mark-to-market of listed investments			**43**	–
Interest paid			**(194)**	(204)
Interest received			**100**	63
Other expenses – net			**(15)**	(15)
Loss on financial instruments			**(298)**	(28)
(Loss)/Gain on foreign exchange			**(1)**	13
Loss on sale of listed investments and subsidiaries			**(1)**	–
Profit on Australian-listed investments			**–**	4
Loss before tax			**(341)**	(568)
Current tax – (expense)/benefit			**(4)**	39
Deferred tax – benefit		(1)	**43**	46
Net loss			**(302)**	(483)

(1) The change in accounting policy on capitalisation of mine development costs had the following effect:		
– Cash operating costs – decrease	297	315
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities	(146)	(112)
– Deferred tax – expense	(31)	(38)
– Net effect of change in accounting policy	120	165

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (Rand/metric) (unaudited)

	Year to date 31 December 2005	Year to date 31 December 2004 (restated)
Loss per share – cents*		
– Basic loss	**(77)**	(145)
– Headline loss	**(162)**	(157)
– Fully diluted loss** ***	**(77)**	(145)
Dividends per share – (cents)		
– Interim	**–**	–
– Proposed final	**–**	–

   * *Calculated on weighted average number of shares in issue for six months to December 2005: 392.6 million (December 2004: 332.9 million).*

   ** *Calculated on weighted average number of diluted shares in issue for six months to December 2005: 396.7 million (December 2004: 332.8 million).*

*** *The effect of the share options is anti-dilutive.*

Reconciliation of headline loss:		
Net loss	**(302)**	(483)
Adjustments:		
– Profit on sale of assets	**(27)**	(34)
– Profit on Australian-listed investments	**–**	(4)
– Loss on disposal of Sangold investment	**1**	–
– Profit on disposal of investment in Gold Fields	**(306)**	–
Headline loss	**(634)**	(521)

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2005 (Rand)

	At 31 December 2005 R million (Unaudited)	At 30 September 2005 R million (Unaudited)	At 31 December 2004 R million (Unaudited) (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	22 735	22 633	23 520
Intangible assets	2 268	2 268	2 268
Investments	2 191	4 709	6 364
	27 194	29 610	32 152
Current assets			
Inventories	560	552	550
Receivables	744	597	383
Income and mining taxes	24	27	–
Cash and cash equivalents	2 914	971	296
	4 242	2 147	1 229
Total assets	31 436	31 757	33 381
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	25 689	25 645	25 500
Fair value and other reserves	(717)	(257)	(2 061)
Deferred share-based compensation	(185)	(215)	(128)
(Accumulated loss)/Retained earnings	(1 708)	(1 729)	1 222
	23 079	23 444	24 533
Non-current liabilities			
Long-term borrowings	2 506	2 464	2 861
Net deferred taxation liabilities	2 122	2 128	2 762
Net deferred financial liabilities	498	436	529
Long-term provisions	943	938	825
	6 069	5 966	6 977
Current liabilities			
Accounts payable	892	995	870
Accrued liabilities	309	298	362
Short-term portion of long-term borrowings	1 079	1 046	602
Income and mining taxes	–	–	27
Shareholders for dividends	8	8	10
	2 288	2 347	1 871
Total equity and liabilities	31 436	31 757	33 381
Number of ordinary shares in issue	394 161 367	393 341 194	392 993 004
Net asset value per share (cents)	5 853	5 960	6 243

The balance sheet at 30 June 2005 is in accordance with the audited balance sheet, except for the effects of the adoption of IFRS 2, Share-based Payments, and the change in the accounting policy relating to the capitalisation of development costs.

OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)

		Underground production – South Africa			
		Quality Ounces	Growth Projects	Leve-raged Ounces	Sub total
Ore milled – t'000	**Dec-05**	**1 736**	**344**	**1 381**	**3 461**
	Sep-05	1 614	347	1 343	3 304
Gold produced – oz	**Dec-05**	**308 774**	**56 456**	**196 537**	**561 767**
	Sep-05	280 321	64 140	172 970	517 431
Yield – oz/t	**Dec-05**	**0.18**	**0.16**	**0.14**	**0.16**
	Sep-05	0.17	0.18	0.13	0.16
Cash operating costs – $/oz	**Dec-05**	**356**	**496**	**429**	**396**
	Sep-05	368	437	479	414
Cash operating costs – $/t	**Dec-05**	**63**	**81**	**61**	**64**
	Sep-05	64	81	62	65
Working revenue ($'000)	**Dec-05**	**150 267**	**27 640**	**95 948**	**273 855**
	Sep-05	122 809	28 287	75 847	226 943
Cash operating costs ($'000)	**Dec-05**	**109 892**	**28 015**	**84 314**	**222 221**
	Sep-05	103 157	28 010	82 908	214 075
Cash operating profit ($'000)	**Dec-05**	**40 375**	**(375)**	**11 634**	**51 634**
	Sep-05	19 652	277	(7 061)	12 868
Capital expenditure ($'000)	**Dec-05**	**22 771**	**20 705**	**9 094**	**52 570**
	Sep-05	16 745	21 569	7 016	45 330

Quality Ounces – Evander Shafts, Randfontein Cooke Shafts, Target, Tshepong, Masimong

Growth Projects – Doornkop shaft and South Reef Project, Elandsrand shaft and New Mine Project, Phakisa shaft, Tshepong Decline Project

Leveraged Ounces – Bambanani, Joel, West, St Helena 8, Harmony 2, Merriespruit 1 and 3, Unisel, Brand 3 and Orkney 2 and 4

OPERATING AND FINANCIAL RESULTS (US$/imperial) (unaudited)

		South Africa Surface	South Africa Total	Australia Total	Harmony Total
Ore milled – t'000	Dec-05	1 034	4 495	861	5 356
	Sep-05	924	4 228	844	5 072
Gold produced – oz	Dec-05	29 771	591 538	61 633	653 171
	Sep-05	39 481	556 912	60 990	617 902
Yield – oz/t	Dec-05	0.03	0.13	0.07	0.12
	Sep-05	0.04	0.13	0.07	0.12
Cash operating costs – $/oz	Dec-05	428	397	385	396
	Sep-05	416	414	376	410
Cash operating costs – $/t	Dec-05	12	52	28	48
	Sep-05	18	55	27	50
Working revenue ($'000)	Dec-05	14 409	288 264	30 054	318 318
	Sep-05	17 288	244 231	27 513	271 744
Cash operating costs ($'000)	Dec-05	12 740	234 961	23 724	258 685
	Sep-05	16 443	230 518	22 954	253 472
Cash operating profit ($'000)	Dec-05	1 669	53 303	6 330	59 633
	Sep-05	845	13 713	4 559	18 272
Capital expenditure ($'000)	Dec-05	47	52 617	16 094	68 711
	Sep-05	0	45 330	10 984	56 314

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

			Quarter ended 31 December 2005	Quarter ended 30 September 2005	Quarter ended 31 December 2004 (restated)
Ore milled	t'000		5 356	5 072	6 525
Gold produced	oz		653 171	617 902	791 033
Gold price received	$/oz		487	440	434
Cash operating costs	$/oz		396	410	367
			$ million	$ million	$ million
Revenue			318	272	343
Cash operating costs		(1)	259	254	290
Cash operating profit			59	18	53
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	(38)	(38)	(44)
Corporate, administration and other expenditure			(11)	(9)	(7)
Provision for rehabilitation costs			–	–	(2)
Operating profit/(loss)			10	(29)	–
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			(2)	(2)	(1)
Employment termination and restructuring costs			(2)	16	(12)
Care and maintenance			(4)	(14)	(6)
Share-based compensation			(5)	(5)	(3)
Exploration expenditure			(5)	(3)	(3)
Profit on sale of investment in Gold Fields			47	–	–
Mark-to-market of listed investments			3	3	–
Interest paid			(15)	(15)	(17)
Interest received			7	8	4
Other income/(expenses) – net			1	(3)	(3)
Loss on financial instruments			(28)	(18)	(5)
(Loss)/Gain on foreign exchange			(3)	3	2
Profit/(Loss) before tax			4	(59)	(44)
Current tax – (expense)/benefit			(1)	–	9
Deferred tax – (expense)/benefit		(1)	(1)	7	(1)
Net profit/(loss)			2	(52)	(36)

(1) The change in accounting policy on capitalisation of mine development costs had the following effect:

– Cash operating costs – decrease			25	21	26
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			(11)	(11)	(9)
– Deferred tax – expense			(3)	(2)	(3)
– Net effect of change in accounting policy			11	8	14

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – QUARTERLY FINANCIAL RESULTS (US$/imperial) (unaudited)

	Quarter ended 31 December 2005	Quarter ended 30 September 2005	Quarter ended 31 December 2004 (restated)
Loss per share – cents*			
– Basic earnings/(loss)	1	(13)	(10)
– Headline loss	(12)	(13)	(12)
– Fully diluted earnings/(loss)** ***	1	(13)	(10)
Dividends per share – (cents)			
– Interim	–	–	–
– Proposed final	–	–	–

Currency conversion rates average for the quarter: December 2005: US$1 = R6.53 (September 2005: US$1 = R6.50) (December 2004: US$1 = R6.03).

   * *Calculated on weighted average number of shares in issue at quarter end December 2005: 392.7 million (September 2005: 392.3 million) (December 2004: 345.0 million).*

  ** *Calculated on weighted average number of diluted shares in issue at quarter end December 2005: 398.5 million (September 2005: 392.3 million) (December 2004: 344.7 million).*

*** *The effect of the share options is anti-dilutive.*

Reconciliation of headline loss:			
Net profit/(loss)	2	(52)	(36)
Adjustments:			
– Profit on sale of assets	(2)	(2)	(4)
– Profit on disposal of investment in Gold Fields	(47)	–	–
Headline loss	(47)	(54)	(40)

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)

			Year to date 31 December 2005	Year to date 31 December 2004 (restated)
Ore milled	t'000		**10 428**	13 762
Gold produced	oz		**1 271 074**	1 621 226
Gold price received	$/oz		**464**	419
Cash operating costs	$/oz		**403**	358
			$ million	$ million
Gold sales			**590**	679
Cash operating costs		(1)	**512**	580
Cash operating profit			**78**	99
Amortisation and depreciation of mining properties, mine development costs and mine plant facilities		(1)	**(76)**	(89)
Corporate, administration and other expenditure			**(20)**	(13)
Provision for rehabilitation costs			**(1)**	(5)
Operating loss			**(19)**	(8)
Amortisation and depreciation other than mining properties, mine development costs and mine plant facilities			**(3)**	(2)
Employment termination and restructuring costs			**13**	(29)
Care and maintenance			**(17)**	(13)
Share-based compensation			**(10)**	(5)
Exploration expenditure			**(8)**	(7)
Profit on sale of investment in Gold Fields			**47**	–
Mark-to-market of listed investments			**7**	–
Interest paid			**(30)**	(33)
Interest received			**15**	10
Other expenses – net			**(2)**	(2)
Loss on financial instruments			**(46)**	(5)
Gain on foreign exchange			**–**	2
Profit on Australian-listed investments			**–**	1
Loss before tax			**(53)**	(91)
Current tax – (expense)/benefit			**(1)**	6
Deferred tax – benefit		(1)	**7**	8
Net loss			**(47)**	(77)

(1) The change in accounting policy on capitalisation of mine development costs had the following effect:

– Cash operating costs – decrease			**46**	51
– Amortisation and depreciation of mining properties, mine development costs and mine plant facilities			**(22)**	(18)
– Deferred tax – expense			**(5)**	(6)
– Net effect of change in accounting policy			**19**	27

The effects of the change in policy are in the process of being audited. The company does not expect any material change to arise from the audit.

TOTAL OPERATIONS – YEAR TO DATE FINANCIAL RESULTS (US$/imperial) (unaudited)

	Year to date 31 December 2005	Year to date 31 December 2004 (restated)
Loss per share – cents*		
– Basic loss	**(12)**	(23)
– Headline loss	**(25)**	(25)
– Fully diluted loss** ***	**(12)**	(23)
Dividends per share – (cents)		
– Interim	**–**	–
– Proposed final	**–**	–

Prepared in accordance with International Financial Reporting Standards.

Currency conversion rates average for the six months to: December 2005: US$1 = R6.51 (December 2004: US$1 = R6.21).

> * *Calculated on weighted average number of shares in issue for six months to December 2005: 392.6 million (December 2004: 332.9 million).*

> ** *Calculated on weighted average number of diluted shares in issue for six months to December 2005: 396.7 million (December 2004: 332.8 million).*

*** The effect of the share options is anti-dilutive.

Reconciliation of headline loss:		
Net loss	**(47)**	(77)
Adjustments:		
– Profit on sale of assets	**(4)**	(5)
– Profit on Australian-listed investments	**–**	(1)
– Profit on disposal of investment in Gold Fields	**(47)**	–
Headline loss	**(98)**	(83)

ABRIDGED BALANCE SHEET AT 31 DECEMBER 2005 (US$)

	At 31 December 2005 US$ million (Unaudited)	At 30 September 2005 US$ million (Unaudited)	At 31 December 2004 US$ million (Unaudited) (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	**3 592**	3 564	4 179
Intangible assets	**358**	357	403
Investments	**346**	742	1 131
	4 296	4 663	5 713
Current assets			
Inventories	**88**	87	98
Receivables	**118**	94	68
Income and mining taxes	**4**	4	–
Cash and cash equivalents	**460**	153	53
	670	338	219
Total assets	**4 966**	5 001	5 932
EQUITY AND LIABILITIES			
Share capital and reserves			
Issued capital	**4 058**	4 039	4 530
Fair value and other reserves	**(113)**	(41)	(366)
Deferred share-based compensation	**(29)**	(34)	(23)
(Accumulated loss)/Retained earnings	**(270)**	(272)	217
	3 646	3 692	4 358
Non-current liabilities			
Long-term borrowings	**396**	388	508
Net deferred taxation liabilities	**335**	335	491
Net deferred financial liabilities	**79**	69	94
Long-term provisions	**149**	148	147
	959	940	1 240
Current liabilities			
Accrued payables	**141**	156	156
Accrued liabilities	**49**	47	64
Short-term portion of long-term borrowings	**170**	165	107
Income and mining taxes	**–**	–	5
Shareholders for dividends	**1**	1	2
	360	369	334
Total equity and liabilities	**4 966**	5 001	5 932
Number of ordinary shares in issue	**394 161 367**	393 341 194	392 993 004
Net asset value per share (US cents)	**925**	939	1 109

Balance sheet converted at conversion rate of US$1 = R6.33 (September 2005: R6.35) (December 2004: R5.63).

The balance sheet at 30 June 2005 is in accordance with the audited balance sheet, except for the effects of the adoption of IFRS 2, Share-based Payments, and the change in accounting policy relating to the capitalisation of development costs.

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005 (unaudited)

	Issued share capital R million	Fair value and other reserves R million	Deferred share-based compensation R million	Retained earnings R million	Total R million
Balance at 1 July 2005	25 645	(670)	(248)	(1 406)	23 321
Issue of share capital	44	–	–	–	44
Currency translation adjustment and other	–	(47)	–	–	(47)
Adoption of IFRS 2, share-based payments	–	–	63	–	63
Net loss	–	–	–	(302)	(302)
Balance at 31 December 2005	**25 689**	**(717)**	**(185)**	**(1 708)**	**23 079**
(restated)					
Balance at 1 July 2004	20 945	(1 186)	(27)	1 801	21 533
Issue of share capital	4 424	–	–	–	4 424
Currency translation adjustment and other	–	(875)	–	–	(875)
Adoption of IFRS 2, share-based payments	131	–	(101)	–	30
Net loss	–	–	–	(483)	(483)
Dividends paid	–	–	–	(96)	(96)
Balance at 31 December 2004	**25 500**	**(2 061)**	**(128)**	**1 222**	**24 533**

	Issued share capital US$ million	Fair value and other reserves US$ million	Deferred share-based compensation US$ million	Retained earnings US$ million	Total US$ million
Balance at 1 July 2005	4 051	(106)	(39)	(222)	3 684
Issue of share capital	7	–	–	–	7
Currency translation adjustment and other	–	(7)	–	–	(7)
Adoption of IFRS 2, share-based payments	–	–	10	–	10
Net loss	–	–	–	(48)	(48)
Balance at 31 December 2005	**4 058**	**(113)**	**(29)**	**(270)**	**3 646**
(restated)					
Balance at 1 July 2004	3 721	(211)	(5)	320	3 825
Issue of share capital	786	–	–	–	786
Currency translation adjustment and other	–	(155)	–	–	(155)
Adoption of IFRS 2, share-based payments	23	–	(18)	–	5
Net loss	–	–	–	(86)	(86)
Dividends paid	–	–	–	(17)	(17)
Balance at 31 December 2004	**4 530**	**(366)**	**(23)**	**217**	**4 358**

Balances translated at closing rates of: December 2005: US$1 = R6.33 (December 2004: US$1 = R5.63).

SUMMARISED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2005 (unaudited)

Six months ended 31 December 2004 US$ million	Six months ended 31 December 2005 US$ million		Six months ended 31 December 2005 R million	Six months ended 31 December 2004 R million
		Cash flow from operating activities		
(11)	(49)	Cash utilised by operations	(320)	(67)
10	15	Interest and dividends received	100	63
(19)	(14)	Interest paid	(94)	(120)
–	–	Income and mining taxes paid	(2)	–
(20)	(48)	Cash utilised by operating activities	(316)	(124)
		Cash flow from investing activities		
		Net proceeds on disposal/(additions)		
(9)	365	of listed investments	2 461	(57)
		Net additions to property, plant and		
(116)	(121)	equipment	(786)	(722)
–	1	Other investing activities	4	1
		Cash generated/(utilised) by		
(125)	245	investing activities	1 679	(778)
		Cash flow from financing activities		
3	(45)	Long-term loans (repaid)/raised	(295)	18
(6)	7	Ordinary shares issued – net of expenses	45	(36)
(15)	–	Dividends paid	–	(95)
(18)	(38)	Cash utilised by financing activities	(250)	(113)
(1)	26	**Foreign currency translation adjustments**	(29)	(103)
		Net increase/(decrease) in cash		
(164)	185	and equivalents	1 084	(1 118)
217	275	Cash and equivalents – 1 July	1 830	1 414
53	460	Cash and equivalents – 31 December	2 914	296

Operating activities translated at average rates of: December 2005: US$1 = R6.51 (December 2004: US$1 = R6.21).

Closing balance translated at closing rates of: December 2005: US$1 = R6.33 (December 2004: US$1 = R5.63).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 DECEMBER 2005 (unaudited)

Three months ended 30 September 2005 US$ million	Three months ended 31 December 2005 US$ million		Three months ended 31 December 2005 R million	Three months ended 30 September 2005 R million
		Cash flow from operating activities		
(28)	(21)	Cash utilised by operations	(136)	(184)
8	7	Interest and dividends received	48	52
(7)	(7)	Interest paid	(47)	(47)
–	–	Income and mining taxes paid	(2)	–
(27)	(21)	Cash utilised by operating activities	(137)	(179)
		Cash flow from investing activities		
–	378	Net proceeds on disposal of listed investments	2 461	–
(54)	(67)	Net additions to property, plant and equipment	(436)	(350)
–	–	Other investing activities	3	–
(54)	311	Cash generated/(utilised) by investing activities	2 028	(350)
		Cash flow from financing activities		
(45)	–	Long-term loans repaid	–	(295)
–	7	Ordinary shares issued – net of expenses	45	–
(45)	7	Cash generated/(utilised) by financing activities	45	(295)
4	10	**Foreign currency translation adjustments**	7	(35)
(122)	307	Net increase/(decrease) in cash and equivalents	1 943	(859)
275	153	Cash and equivalents – beginning of quarter	971	1 830
153	460	Cash and equivalents – end of quarter	2 914	971

Operating activities translated at average rates of: December 2005 quarter: US$1 = R6.53 (September 2005 quarter: US$1 = R6.03).

Closing balance translated at closing rates of: December 2005: US$1 = R6.33 (September 2005: US$1 = R6.35).

RECONCILIATION BETWEEN CASH OPERATING PROFIT AND CASH (UTILISED)/ GENERATED BY OPERATIONS – PERIOD ENDED 31 DECEMBER 2005

	Six months to 31 December 2005 R million	Six months to 31 December 2004 R million	Quarter ended 31 December 2005 R million	Quarter ended 30 September 2005 R million
Cash operating profit	508	611	389	119
Other cash items per income statement:				
Other income	85	61	33	52
Employment termination, restructuring and care and maintenance costs	(29)	(263)	(42)	13
Corporate, administration and other expenditure	(128)	(79)	(72)	(56)
Exploration expenditure	(50)	(44)	(32)	(18)
Provision for rehabilitation costs	(5)	(3)	(2)	(3)
Cash flow statement adjustments:				
Cost of Avgold currency hedge and close out of hedges	(139)	(94)	(77)	(62)
Profit on sale of mining assets	(27)	(34)	(12)	(15)
Interest and dividends received	(100)	(63)	(48)	(52)
Other non-cash items	(25)	(43)	(24)	(1)
Effect of changes in operating working capital items:				
Receivables	(113)	477	(148)	35
Inventories	18	(19)	(8)	26
Accrued liabilities	(68)	(54)	10	(78)
Accounts payable	(247)	(520)	(103)	(144)
Cash utilised by operations	**(320)**	**(67)**	**(136)**	**(184)**

NOTES TO THE RESULTS FOR THE PERIOD ENDED 31 DECEMBER 2005

1. Basis of accounting

The unaudited results for the quarter have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS). These consolidated quarterly statements are prepared in accordance with IFRS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year, except for the adoption of the revised international accounting standards forthcoming from the IAS improvements project and the changes which are described in Notes 2 and 3.

2. New accounting policies adopted

(a) Share-based Payments (IFRS 2)

On 1 July 2005, the Company adopted the requirements of IFRS 2, Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity-settled payments after 7 November 2002 that were unvested at 1 January 2005. The Company issues equity-settled instruments to certain qualifying employees under an Employee Share Option Scheme to purchase shares in the Company's authorised but unissued ordinary shares. Equity share-based payments are measured at the fair value of the equity instruments at the date of the grant. The total fair value of the options granted is recorded as deferred share-based compensation as a separate component of shareholders' equity with a corresponding amount recorded as share premium. The deferred share-based compensation is expensed over the vesting period, based on the Company's estimate of the shares that are expected to eventually vest. The Company used the binominal option pricing model in determining the fair value of the options granted.

The impact of this adjustment on the net profit/(loss) is an expense of R63 million for the December 2005 year to date (December 2004 year to date: R30 million) (December 2005 quarter: R30 million) (September 2005 quarter: R33 million) (December 2004 quarter: R19 million).

(b) Determining whether an arrangement contains a lease (IFRIC 4)

On 1 July 2005, the Company applied the requirements of IFRIC 4, Determining whether an arrangement contains a lease. The objective of the interpretation is to determine whether an arrangement contains a lease that falls within the scope of IAS 17, Leases. The lease is then accounted in accordance with IAS 17. The application of the interpretation had no impact on the results of the quarter or any prior reporting period.

3. Change in accounting policy

(a) Capitalisation of mine development costs

Previously mine development costs were capitalised when the reef horizon was intersected. Expenditure for all development that will give access to proven and probable ore reserves will now be capitalised. Capitalised costs are amortised over the estimated life of the proven and probable reserves to which the costs give access.

The impact of this adjustment on the net profit/(loss) is as follows:

– A decrease in the cash operating costs of R297 million for the December 2005 year to date (December 2004 year to date: R315 million) (December 2005 quarter: R161 million) (September 2005 quarter: R136 million) (December 2004 quarter: R156 million).

- Additional amortisation charges of R146 million for the December 2005 year to date (December 2004 year to date: R112 million) (December 2005 quarter: R75 million) (September 2005 quarter: R71 million) (December 2004 quarter: R57 million).

- Taxation effect of the capitalised development costs and additional amortisation charges of R31 million for December 2005 year to date (December 2004 year to date: R38 million) (December 2005 quarter: R18 million) (September 2005 quarter: R13 million) (December 2004 quarter: R19 million).

4. Derivative financial instruments

Commodity contracts

The Harmony Group's outstanding commodity contracts against future production, by type at 31 December 2005 are indicated below. The total net delta of the hedge book at 31 December 2005 was 455,379 oz (14,164 kg).

Year		30 June 2006	30 June 2007	30 June 2008	30 June 2009	Total
AUSTRALIAN DOLLAR GOLD						
Forward contracts	Kilograms	3,110	4,572	3,110	3,110	13,903
	Ounces	100,000	147,000	100,000	100,000	447,000
	AUD per oz	511	515	518	518	515
Call options sold	Kilograms	–	311	–	–	311
	Ounces	–	10,000	–	–	10,000
	AUD per oz	–	562	–	–	562
Total commodity contracts	Kilograms	3,110	4,883	3,110	3,110	14,214
	Ounces	100,000	157,000	100,000	100,000	457,000
Total net gold*	Delta (kg)	3,110	4,874	3,099	3,080	14,164
	Delta (oz)	99,991	156,707	99,642	99,039	455,379

* The Delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities at 31 December 2005.

These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R486 million (negative USD77 million) at 31 December 2005 (at 30 September 2005: negative R345 million or negative USD54 million). The values at 31 December 2005 were based on a gold price of USD514 (AUD704) per ounce, exchange rates of USD1/R6.33 and AUD1/USD0.73 and prevailing market interest rates and volatilities at that date. These valuations were provided by independent risk and treasury management experts.

At 27 January 2006, the marked-to-market value of the hedge book was a negative R557 million (negative USD91 million), based on a gold price of USD559 (AUD741) per ounce, exchange rates of USD1/R6.11 and AUD1/USD0.75 and prevailing market interest rates and volatilities at that time.

These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of the valuation, at market prices and rates available at the time.

Harmony closed out 10,000 oz call option contracts during the quarter ended 31 December 2005 at a cost of R3.3 million (USD500,000). During the quarter ended 30 September 2005, Harmony closed out 20,000 oz call option contracts and 8,000 oz forward contracts, at a cost of R4.3 million (USD680,000).

Interest rate swaps

The Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the Company pays floating rate based on JIBAR plus a spread ranging from 1.8% to 2.2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a positive R11 million (USD2 million) at 31 December 2005, based on the prevailing interest rates and volatilities at the time.

Currency contracts

Harmony inherited currency contracts with the acquisition of Avgold. These currency contracts matured on 31 December 2005 and was closed out accordingly. The contracts were classified as speculative and the mark-to-market movement was reflected in the income statement.

The mark-to-market of these contracts was R NIL (USD NIL) at 31 December 2005 (30 September 2005: negative R64 million or negative USD10 million). These values were based upon an exchange rate of USD1/R6.35 at 30 September 2005 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.

Z B Swanepoel
Chief Executive

N V Qangule
Financial Director

Virginia
10 February 2006

DEVELOPMENT RESULTS (metric)

	Quarter ended 30 September 2005					Quarter ended 31 December 2005				
	Reef metres	Sampled metres	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)	Reef metres	Sampled metres	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)
Randfontein										
VCR Reef	1,822	1,368	93	15.41	1,437	1,599	1,407	83	21.39	1,767
UE1A	820	730	144	9.81	1,412	595	674	137	7.43	1,020
E8 Reef	283	264	198	3.44	683	57	57	186	2.08	387
Kimberley Reef	96	108	42	24.81	1,042	640	230	133	5.64	752
South Reef	0	0	0	0.00	0	0	0	0	0	0
All Reefs	**3,021**	**2,470**	**117**	**11.36**	**1,332**	**2,890**	**2,368**	**106**	**13.47**	**1,423**
Free State										
Basal	1,117	1,007	83	12.37	1,029	1,354	1,174	91	11.98	1,091
Leader	867	646	168	5.12	863	1,040	894	187	6.13	1,148
A Reef	741	606	88	3.90	344	708	668	87	4.87	425
Middle	141	118	232	11.00	2,555	137	144	250	3.57	892
B Reef	396	484	82	19.11	1,567	515	488	65	23.43	1,523
All Reefs	**3,261**	**2,861**	**109**	**9.14**	**1,000**	**3,753**	**3,368**	**119**	**8.65**	**1,028**
Evander										
Kimberley Reef	**1,660**	**1,674**	**62**	**12.33**	**766**	**1,772**	**1,695**	**59**	**13.97**	**818**
Elandskraal										
VCR Reef	**149**	**116**	**119**	**10.18**	**1,209**	**158**	**248**	**168**	**9.29**	**1,561**
Orkney										
Vaal Reef	47	0	0	0.00	0	140	0	0	0.00	0
VCR	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**47**	**0**	**0**	**0.00**	**0**	**140**	**0**	**0**	**0.00**	**0**
Target										
Elsburg	**350**	**338**	**360**	**8.35**	**3,006**	**448**	**377**	**277**	**5.69**	**1,576**
Freegold JV										
Basal	1,170	1,124	52	24.99	1,291	1,538	1,388	31	46.32	1,424
Beatrix	302	291	116	11.88	1,381	242	249	155	8.09	1,251
Leader	0	0	0	0.00	0	45	45	208	4.39	911
B Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	**1,472**	**1,415**	**65**	**20.16**	**1,310**	**1,825**	**1,682**	**54**	**25.73**	**1,385**

DEVELOPMENT RESULTS (imperial)

	Quarter ended 30 September 2005					Quarter ended 31 December 2005				
	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)	Reef feet	Sampled feet	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Randfontein										
VCR Reef	5,976	4,488	37	0.45	17	5,244	4,615	33	0.62	20
UE1A	2,691	2,395	57	0.28	16	1,951	2,211	54	0.22	12
E8 Reef	929	866	78	0.10	8	187	187	73	0.05	4
Kimberley Reef	316	354	17	0.71	12	2,101	755	52	0.17	9
South Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	9,912	8,103	46	0.33	15	9,483	7,767	42	0.38	16
Free State										
Basal	3,664	3,304	33	0.33	12	4,442	3,852	36	0.35	13
Leader	2,844	2,119	66	0.15	10	3,411	2,933	74	0.18	13
A Reef	2,429	1,988	35	0.11	4	2,322	2,192	34	0.14	5
Middle	463	387	91	0.32	29	448	472	98	0.10	10
B Reef	1,300	1,588	32	0.56	18	1,689	1,601	26	0.67	17
All Reefs	10,700	9,386	43	0.27	11	12,313	11,050	47	0.25	12
Evander										
Kimberley Reef	5,446	5,492	24	0.37	9	5,814	5,561	23	0.41	9
Elandskraal										
VCR Reef	489	381	47	0.30	14	518	814	66	0.27	18
Orkney										
Vaal Reef	154	0	0	0.00	0	459	0	0	0.00	0
VCR	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	154	0	0	0.00	0	459	0	0	0.00	0
Target										
Elsburg	1,148	1,109	142	0.24	35	1,469	1,237	109	0.17	18
Freegold JV										
Basal	3,837	3,688	20	0.74	15	5,046	4,554	12	1.36	16
Beatrix	991	955	46	0.34	16	794	817	61	0.24	14
Leader	0	0	0	0.00	0	148	148	82	0.13	10
B Reef	0	0	0	0.00	0	0	0	0	0.00	0
All Reefs	4,828	4,642	24	0.58	15	5,988	5,518	21	0.76	16

CONTACT DETAILS

Harmony Gold Mining Company Limited

Corporate Office

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa

First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140
Fax: +27 11 684 0188

Website: http://www.harmony.co.za

Directors

P T Motsepe (Chairman)*
Z B Swanepoel (Chief Executive)
F Abbott*, J A Chissano*[†], V N Fakude*
Dr D S Lushaba*, M Motloba*,
N V Qangule, C M L Savage*
(*non-executive) ([†]Mozambique)

Investor Relations

Philip Kotze
Executive: Investor Relations
Telephone: +27 11 684 0147
Fax: +27 11 684 0188
Cell: +27 (0) 83 453 0544
E-mail: philip.kotze@harmony.co.za

Vusi Magadana
Investor Relations Officer
Telephone: +27 11 684 0149
Fax: +27 11 684 0188
Cell: +27 (0) 72 157 5986
E-mail: vusi.magadana@harmony.co.za

Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2398
Cell: +27 (0) 82 888 1242
E-mail: mvanderwalt@harmony.co.za

South African Share Transfer Secretaries

Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 2652
Fax: +27 11 834 4398

United Kingdom Registrars

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax: +44 208 639 2342

ADR Depositary

The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050

Trading Symbols

JSE Limited	HAR
New York Stock Exchange, Inc.	HMY
London Stock Exchange plc	HRM
Euronext Paris	HG
Euronext Brussels	HMY
Berlin Stock Exchange	HAM1
NASDAQ	HMY

Registration number 1950/038232/06

Incorporated in the Republic of South Africa

ISIN: ZAE000015228

PRINTED BY INCE (PTY) LTD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 17 February, 2006

Harmony Gold Mining Company Limited

By: /s/ Nomfundo Qangule

Name: Nomfundo Qangule
Title: Chief Financial Officer